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EXHIBIT 11

PAULA FINANCIAL AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	YEARS ENDED DECEMBER 31,
	2000	1999	1998
Net loss	$(19,205)	$(13,739)	$(4,877)

Weighted average shares outstanding for calculating basic earnings per share	5,475	5,848	6,228
Options	—	—	—

Total shares for calculating diluted earnings per share	5,475	5,848	6,228

Basic earnings (loss) per share	$(3.51)	$(2.35)	$(0.78)

Diluted earnings (loss) per share	$(3.51)	$(2.35)	$(0.78)

    Options are excluded from the calculation of diluted loss per share as the inclusion of such options would have an anti-dilutive effect.

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EXHIBIT 11
PAULA FINANCIAL AND SUBSIDIARIES